EXHIBIT 11.1

CPI CORP. COMPUTATION OF EARNINGS (LOSS) PER SHARE - DILUTED
FISCAL YEARS ENDED FEBRUARY 3, 2007, FEBRUARY 4, 2006 AND FEBRUARY 5, 2005

thousands except share and per share data
	2006	2005 (a)	2004 (a)

Common shares outstanding at beginning of fiscal period	18,569,964	18,432,779	18,360,238
Shares issued during the period - weighted average	45,501	60,956	49,536
Retirement of common shares acquired through
Dutch Auction self-tender offer - weighted average	(1,644,938)	-	-
Shares issuable under employee stock plans - weighted average	941	10,720	-	(b)
Dilutive effect of exercise of certain stock options	21,793	16,148	-	(b)

Less: Treasury stock - weighted average	(10,617,552)	(10,639,543)	(10,521,370)

Weighted average number of common and common equivalent shares	6,375,709	7,881,060	7,888,404

Net earnings (loss) applicable to common shares:
From continuing operations	$16,327	$6,389	$(14,762)
From discontinued operations	-	-	(3,746)

Net earnings (loss)	$16,327	$6,389	$(18,508)

Net earnings (loss) per common and common equivalent shares:
From continuing operations	$2.56	$0.81	$(1.87)
From discontinued operations	-	-	(0.48)

Earnings (loss) per common share	$2.56	$0.81	$(2.35)

(a)	Options to purchase 64,144 and 190,991 shares of common stock were outstanding during
2005 and 2004, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

(b)	The effect of shares issuable under employee stock plans in the amount of 21,527 and stock options in the amount of 17,422 shares were not considered for 2004 calculations as the effect is antidilutive.